                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 11-K

(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended   December 31, 1997
                          ---------------------------------------------

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                to
                               --------------    -----------------------

Commission file number       0-12640
                       ----------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         FLUID POWER COMPANIES' PENSION
                           AND RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                           ARBOR SHORELINE OFFICE PARK
                               19345 U.S. 19 NORTH
                              CLEARWATER, FL 33764

                         FLUID POWER COMPANIES' PENSION

                           AND RETIREMENT SAVINGS PLAN


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES



The following documents are attached hereto as exhibits:

                                                                                     Page
                                                                                     ----
Report of Independent Public Accountants                                               A

Statement of Net Assets Available for Benefits as of
  December 31, 1997                                                                    1

Statement of Net Assets Available for Benefits as of
  December 31, 1996                                                                    2

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1997                                                 3

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1996                                                 4

Notes to Financial Statements                                                         5-9

Schedule I - Item 27a - Schedule of Assets Held for
  Investment Purposes as of December 31, 1997                                          10

Schedule II - Item 27d - Schedule of Reportable Transactions
  for the Year Ended December 31, 1997                                                 11

Consent of Independent Public Accountants                                              12


In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA". As the plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Fluid Power Companies' Pension and
                                        Retirement Savings Plan

Date:  June 26, 1998

                                        By:  The Plan Administrative Committee
                                           -------------------------------------



                                        By: /s/ John F. Brocci
                                           -------------------------------------
                                        John F. Brocci
                                        Chairman
                                        Plan Administrative Committee

                             FLUID POWER COMPANIES'

                       PENSION AND RETIREMENT SAVINGS PLAN



              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996

                         TOGETHER WITH AUDITORS' REPORT

                    Report of Independent Public Accountants

To the Administrative Committee of the
Fluid Power Companies' Pension and Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the FLUID POWER COMPANIES' PENSION AND RETIREMENT SAVINGS PLAN as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP
Grand Rapids, Michigan,
  May 22, 1998.

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                                     Page
                                                                                     ----
Statement of Net Assets Available for Benefits
  as of December 31, 1997                                                              1

Statement of Net Assets Available for Benefits
  as of December 31, 1996                                                              2

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1997                                                 3

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1996                                                 4

Notes to Financial Statements                                                         5-9

Schedule I - Item 27a - Schedule of Assets Held for Investment
  Purposes as of December 31, 1997                                                     10

Schedule II - Item 27d - Schedule of Reportable Transactions
  for the Year Ended December 31, 1997                                                 11

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             AS OF DECEMBER 31, 1997



                                              CIGNA                  Fidelity   Fidelity  Warburg Pincus
                                CIGNA        Actively     INVESCO     Growth     Advisor      Advisor          CIGNA
                             Guaranteed      Managed       Total        and      Equity      Emerging      International
                             Short-Term    Fixed Income    Return     Income     Growth       Growth           Equity
                                Fund           Fund        Fund        Fund       Fund         Fund             Fund
                             -----------   ------------   --------   --------   --------  --------------   -------------
ASSETS
  Cash                        $       --   $         52   $    177   $    226   $     91   $        216    $        173
                              ----------   ------------   --------   --------   --------   ------------    ------------
  Investments:
    Mutual funds               1,745,240      1,472,887    957,504    839,849    577,806        441,220         259,698
    Kaydon Corporation
      common stock                    --             --         --         --         --             --              --
                              ----------   ------------   --------   --------   --------   ------------    ------------
          Total investments    1,745,240      1,472,887    957,504    839,849    577,806        441,220         259,698
                              ----------   ------------   --------   --------   --------   ------------    ------------
  Dividend receivable                 --             --         --         --         --             --              --
                              ----------   ------------   --------   --------   --------   ------------    ------------

NET ASSETS AVAILABLE
  FOR BENEFITS                $1,745,240   $  1,472,939   $957,681   $840,075   $577,897   $    441,436    $    259,871
                              ==========   ============   ========   ========   ========   ============    ============


                               Fidelity
                                Advisor
                                Growth       Fidelity      AIM
                             Opportunities   Magellan     Value      Stock
                                 Fund          Fund       Fund        Fund        Total
                             -------------   --------   --------   ----------   ----------
ASSETS
  Cash                        $        139   $     --   $    177   $      474   $    1,725
                              ------------   --------   --------   ----------   ----------
  Investments:
    Mutual funds                   374,206    314,762    468,332           --    7,451,504
    Kaydon Corporation
      common stock                      --         --         --    1,241,655    1,241,655
                              ------------   --------   --------   ----------   ----------
          Total investments        374,206    314,762    468,332    1,241,655    8,693,159
                              ------------   --------   --------   ----------   ----------
  Dividend receivable                   --         --         --        3,274        3,274
                              ------------   --------   --------   ----------   ----------

NET ASSETS AVAILABLE
  FOR BENEFITS                $    374,345   $314,762   $468,509   $1,245,403   $8,698,158
                              ============   ========   ========   ==========   ==========




         The accompanying notes are an integral part of this statement.

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             AS OF DECEMBER 31, 1996



                                               CIGNA                 Fidelity   Fidelity   Twentieth   Warburg Pincus
                                 CIGNA       Actively     INVESCO     Growth    Advisor    Century         Advisor
                              Guaranteed      Managed      Total       and       Equity    Heritage       Emerging
                              Short-Term   Fixed Income    Return     Income     Growth    Investors       Growth
                                 Fund          Fund         Fund       Fund       Fund       Fund           Fund
                              ----------   ------------   --------   --------   --------   ---------   --------------
ASSETS
  Cash                        $   14,152   $     30,906   $ 18,691   $ 17,848   $ 16,046   $  10,209   $       15,216
                              ----------   ------------   --------   --------   --------   ---------   --------------
  Investments:
    Mutual funds               1,904,704      1,303,956    485,777    229,567    254,661     154,806          178,503
    Kaydon Corporation
      common stock                    --             --         --         --         --          --               --
                              ----------   ------------   --------   --------   --------   ---------   --------------
          Total investments    1,904,704      1,303,956    485,777    229,567    254,661     154,806          178,503
                              ----------   ------------   --------   --------   --------   ---------   --------------
NET ASSETS AVAILABLE
  FOR BENEFITS                $1,918,856   $  1,334,862   $504,468   $247,415   $270,707   $ 165,015   $      193,719
                              ==========   ============   ========   ========   ========   =========   ==============


                                               Fidelity
                                   CIGNA        Advisor
                              International     Growth      Fidelity
                                 Equity      Opportunities  Magellan   Stock
                                  Fund           Fund         Fund      Fund       Total
                              ------------   ------------   --------   ------   ----------
ASSETS
  Cash                        $     10,287   $     10,403   $ 17,816   $1,851   $  163,425
                              ------------   ------------   --------   ------   ----------
  Investments:
    Mutual funds                   159,671         85,674    120,014       --    4,877,333
    Kaydon Corporation
      common stock                      --             --         --    1,596        1,596
                              ------------   ------------   --------   ------   ----------
          Total investments        159,671         85,674    120,014    1,596    4,878,929
                              ------------   ------------   --------   ------   ----------
NET ASSETS AVAILABLE
  FOR BENEFITS                $    169,958   $     96,077   $137,830   $3,447   $5,042,354
                              ============   ============   ========   ======   ==========




         The accompanying notes are an integral part of this statement.

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                            CIGNA                      Fidelity     Fidelity    Twentieth
                                             CIGNA         Actively       INVESCO       Growth       Advisor     Century
                                           Guaranteed      Managed         Total          and        Equity     Heritage
                                           Short-Term    Fixed Income     Return        Income       Growth     Investors
                                              Fund           Fund          Fund          Fund         Fund        Fund
                                           -----------   ------------    ---------    ---------    ---------    ---------
CONTRIBUTIONS:
  Employer                                 $    71,829    $   177,939    $  75,395    $  70,200    $  57,599    $   2,225
  Participants                                 422,665        207,561      333,550      372,315      202,703       10,453
                                           -----------    -----------    ---------    ---------    ---------    ---------
                                               494,494        385,500      408,945      442,515      260,302       12,678
                                           -----------    -----------    ---------    ---------    ---------    ---------
INVESTMENT EARNINGS:
  Interest and dividends                            --             --           --           --           --           --
  Net appreciation (depreciation)
    in current value of investments             73,943         96,367      137,710      100,712       65,683       (2,550)
                                           -----------    -----------    ---------    ---------    ---------    ---------
                                                73,943         96,367      137,710      100,712       65,683       (2,550)
                                           -----------    -----------    ---------    ---------    ---------    ---------
                                               568,437        481,867      546,655      543,227      325,985       10,128

BENEFIT PAYMENTS                              (112,265)       (50,928)     (28,640)     (22,303)     (20,649)     (10,364)

ADMINISTRATIVE EXPENSES                             --           (870)        (113)          --         (227)          --

FUND TRANSFERS                                (629,788)      (291,992)     (69,884)      66,301         (614)    (164,779)

TRANSFERS FROM OTHER PLAN                           --             --        5,195        5,435        2,695           --
                                           -----------    -----------    ---------    ---------    ---------    ---------
     Change in net assets available
       for benefits                           (173,616)       138,077      453,213      592,660      307,190     (165,015)

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                          1,918,856      1,334,862      504,468      247,415      270,707      165,015
                                           -----------    -----------    ---------    ---------    ---------    ---------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                              $ 1,745,240    $ 1,472,939    $ 957,681    $ 840,075    $ 577,897    $      --
                                           ===========    ===========    =========    =========    =========    =========




                                    Warburg Pincus                    Fidelity
                                        Advisor         CIGNA          Advisor
                                       Emerging     International       Growth     Fidelity      AIM
                                        Growth         Equity       Opportunities  Magellan     Value        Stock
                                         Fund           Fund             Fund        Fund        Fund         Fund          Total
                                     ------------   -------------   -------------  ---------   --------   -----------   -----------
CONTRIBUTIONS:
  Employer                           $     57,133   $      11,629   $     39,997   $  14,374   $ 39,694   $    47,170   $   665,184
  Participants                            196,475         169,837        188,460     102,467    190,621        89,116     2,486,223
                                     ------------   -------------   ------------   ---------   --------   -----------   -----------
                                          253,608         181,466        228,457     116,841    230,315       136,286     3,151,407
                                     ------------   -------------   ------------   ---------   --------   -----------   -----------
INVESTMENT EARNINGS:
  Interest and dividends                       --              --             --          --         --         7,480         7,480
  Net appreciation (depreciation)
    in current value of investments        46,868         (22,872)        46,688      38,490     39,865       229,361       850,265
                                     ------------   -------------   ------------   ---------   --------   -----------   -----------
                                           46,868         (22,872)        46,688      38,490     39,865       236,841       857,745
                                     ------------   -------------   ------------   ---------   --------   -----------   -----------
                                          300,476         158,594        275,145     155,331    270,180       373,127     4,009,152

BENEFIT PAYMENTS                          (51,124)        (19,791)       (44,779)    (27,033)    (1,152)       (2,876)     (391,904)

ADMINISTRATIVE EXPENSES                        --            (540)           (71)         --         --            --        (1,821)

FUND TRANSFERS                             (6,354)        (48,350)        45,278      48,634    199,481       852,067            --

TRANSFERS FROM OTHER PLAN                   4,719              --          2,695          --         --        19,638        40,377
                                     ------------   -------------   ------------   ---------   --------    ----------    ----------
     Change in net assets available
       for benefits                       247,717          89,913        278,268     176,932    468,509     1,241,956     3,655,804

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                       193,719         169,958         96,077     137,830         --         3,447     5,042,354
                                     ------------   -------------   ------------   ---------   --------    ----------    ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                        $    441,436   $     259,871   $    374,345   $ 314,762   $468,509    $1,245,403    $8,698,158
                                     ============   =============   ============   =========   ========    ==========    ==========





         The accompanying notes are an integral part of this statement.

                             FLUID POWER COMPANIES'

                       PENSION AND RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                      CIGNA                   Fidelity    Fidelity    Twentieth   Warburg Pincus
                                         CIGNA       Actively      INVESCO     Growth     Advisor      Century       Advisor
                                      Guaranteed     Managed        Total       and        Equity      Heritage      Emerging
                                      Short-Term   Fixed Income     Return     Income      Growth     Investors      Growth
                                         Fund          Fund         Fund        Fund        Fund         Fund          Fund
                                      -----------  ------------   ---------   ---------   ---------   ---------   --------------
CONTRIBUTIONS:
  Employer                            $    40,910  $    47,341    $  66,350   $  61,841   $  52,017   $  30,714    $     56,743
  Participants                             37,327       72,061       51,029      47,299      42,660      27,472          42,046
                                      -----------  -----------    ---------   ---------   ---------   ---------    ------------
                                           78,237      119,402      117,379     109,140      94,677      58,186          98,789
                                      -----------  -----------    ---------   ---------   ---------   ---------    ------------
INVESTMENT EARNINGS:
  Interest and dividends                       --           --           --          --          --          --              --
  Net appreciation in current value
    of investments                         16,903       42,529       18,471      12,236       4,003       5,017             358
                                      -----------  -----------    ---------   ---------   ---------   ---------    ------------
                                           16,903       42,529       18,471      12,236       4,003       5,017             358
                                      -----------  -----------    ---------   ---------   ---------   ---------    ------------
                                           95,140      161,931      135,850     121,376      98,680      63,203          99,147

BENEFIT PAYMENTS                             (315)    (536,627)      (1,052)     (1,115)     (1,453)     (1,378)         (1,445)

ADMINISTRATIVE EXPENSES                       (35)        (467)         (35)         --          --          --             (46)

FUND TRANSFERS                          1,824,066    1,710,025      369,705     127,154     173,480     103,190          96,063
                                      -----------  -----------    ---------   ---------   ---------   ---------    ------------
          Change in net assets
            available for benefits      1,918,856    1,334,862      504,468     247,415     270,707     165,015         193,719

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                            --           --           --          --          --          --              --
                                      -----------  -----------    ---------   ---------   ---------   ---------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                         $ 1,918,856  $ 1,334,862    $ 504,468   $ 247,415   $ 270,707   $ 165,015    $    193,719
                                      ===========  ===========    =========   =========   =========   =========    ============




                                                       Fidelity
                                          CIGNA         Advisor                                  Seabee
                                      International     Growth        Fidelity                Corporation
                                         Equity      Opportunities    Magellan      Stock    Employee Stock
                                          Fund           Fund           Fund         Fund    Ownership Plan     Total
                                      ------------   -------------    ---------    --------  --------------  -----------
CONTRIBUTIONS:
  Employer                            $     42,354    $     34,893    $  61,592    $     --   $        --    $   494,755
  Participants                              29,851          28,025       48,479       3,447            --        429,696
                                      ------------    ------------    ---------    --------   -----------    -----------
                                            72,205          62,918      110,071       3,447            --        924,451
                                      ------------    ------------    ---------    --------   -----------    -----------
INVESTMENT EARNINGS:
  Interest and dividends                        --              --           --          --        84,268         84,268
  Net appreciation in current value
    of investments                           2,223           6,101        6,315          --       421,097        535,253
                                      ------------    ------------    ---------    --------   -----------    -----------
                                             2,223           6,101        6,315          --       505,365        619,521
                                      ------------    ------------    ---------    --------   -----------    -----------
                                            74,428          69,019      116,386       3,447       505,365      1,543,972

BENEFIT PAYMENTS                            (1,034            (537)        (471)         --       (17,641)      (563,068)

ADMINISTRATIVE EXPENSES                       (127)            (25)          --          --            --           (735)

FUND TRANSFERS                              96,691          27,620       21,915          --    (4,549,909)            --
                                      ------------    ------------    ---------    --------   -----------    -----------
          Change in net assets
            available for benefits         169,958          96,077      137,830       3,447    (4,062,185)       980,169

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                             --              --           --          --     4,062,185      4,062,185
                                      ------------    ------------    ---------    --------   -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                         $    169,958    $     96,077    $ 137,830    $  3,447   $        --    $ 5,042,354
                                      ============    ============    =========    ========   ===========    ===========





         The accompanying notes are an integral part of this statement.

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



(1)  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

       The accompanying financial statements of the Fluid Power Companies'
         Pension and Retirement Savings Plan (previously called the Seabee Corporation Pension and Retirement Savings Plan) (the "Plan") have been prepared on the accrual basis of accounting. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Investments are stated at current value, which is based on the quoted market price.

       Effective January 1, 1996, the Company changed trustees from First of
         America Investment Corporation to CG Trust Company (a CIGNA company). As a result, the Plan assets were transferred into funds with comparable investment options administered by Connecticut General Life Insurance Company (a CIGNA company).

       In order to provide a variety of investment options, CIGNA has developed alliances with other companies, including Fidelity Management and Research Company, Warburg Pincus Asset Management, Inc., INVESCO Funds Group, Inc., Twentieth Century Investors, Inc. and AIM Advisors, Inc. Plan assets are invested in a CIGNA separate account (measured in units), which holds investments in funds offered by these alliance companies.

       The investment funds offered by CIGNA through the separate account do not pay dividends or interest, nor do they produce realized or unrealized gains. Rather, the plan participates in investment earnings through an increase or decrease in the unit values of each fund. As a result, the funds' investment earnings are reported as net appreciation (depreciation) in the Statement of Changes in Net Assets Available for Benefits, except for the Stock Fund in which the participants have a direct interest in the underlying stock.

       Conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.

(2)  DESCRIPTION OF THE PLAN

       As a result of the acquisition of Seabee Corporation by Kaydon
         Corporation ("Kaydon") in September, 1995, the Seabee Corporation Employee Stock Ownership Plan ceased to operate as an employee stock ownership plan, and effective January 1, 1996, was amended and restated to become the Seabee Corporation Pension and Retirement Savings Plan, a 401(k) profit-sharing plan. The amended plan provides for participant-directed investment of their accounts.

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


       Seabee Corporation, Gold Star Manufacturing, Victor Fluid Power, Inc. and
         Great Bend Industries, Inc., collectively the Fluid Power Companies (the "Company" or "Employer"), and which are wholly-owned subsidiaries of Kaydon, sponsor the Plan, a defined contribution plan. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document, as amended, for more complete information.

       Plan amendment - Effective July 1, 1997, the Plan was amended to include
         Great Bend Industries, Inc., which was acquired by Kaydon on May 29, 1997. Effective October 1, 1997, the Plan was amended to include Gold Star Manufacturing, which was acquired by Kaydon on March 11, 1997. Effective February 16, 1996, the Plan was amended to include Victor Fluid Power, Inc., which was acquired by Kaydon on February 1, 1996.

       Eligibility requirements - All employees of the Company who are 18 years of age and have completed at least 1,000 hours of service during a one year period are eligible to participate in the Plan on the January 1st, April 1st, July 1st and October 1st coincident with or immediately following such one year period.

       Contributions - Participants may elect to make, through payroll deductions, tax-deferred contributions which may not exceed 15% of compensation. The maximum contributions for the year, which includes pre-tax, employer matching and discretionary profit sharing contributions is 25% of compensation less tax-deferred contributions. Under the terms of the Plan, the Company contributes to the Plan an amount equal to 25% of the contribution by each participant not to exceed $1,600 ($800 prior to January 1, 1997). Effective January 1, 1998, the maximum matching contribution is equal to 25% of the maximum salary deferral contribution allowed participants for the year. In addition, the Company may, with the approval of the Board of Directors of Kaydon, make discretionary contributions to the Plan. There were no discretionary employer contributions in 1997. Discretionary employer contributions were approximately $160,000 during 1996.

       Allocation of investment earnings - Individual accounts are maintained for each participant to reflect the participant's contributions, the employer's contributions, forfeitures, investment earnings and administrative expenses. Investment earnings are allocated based on each participant's relative account balance within the respective fund.

       Vesting - All participant contributions are fully vested and nonforfeitable. Company matching and discretionary contributions become fully vested and nonforfeitable either upon attainment of age 65, upon the employee's death or disability or ratably over seven years of service, as defined by the Plan. Forfeitures are used to reduce Employer contributions.

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


       Investment of participant accounts - Plan participants may direct the investment of their account balances in the following investment options:

       The CIGNA Guaranteed Short-Term Fund invests in a portfolio of high quality money market instruments with a guarantee of principal and interest, including U.S. Treasury securities, U.S. Government securities, certificates of deposit, time deposits, repurchase agreements, and commercial paper issued by major domestic and foreign corporations.

       The CIGNA Actively Managed Fixed Income Fund invests in a portfolio of predominately high quality corporate and Government fixed income securities including issues of the U.S. Government and its Agencies, U.S. corporate bonds, Yankee bonds, mortgage-backed securities and asset-backed securities.

       The INVESCO Total Return Fund invests in a combination of equity and fixed and variable income securities including common stock and securities that are convertible into common stock, issues of the U.S. Government and its Agencies, and investment-grade corporate debt obligations.

       The Fidelity Growth and Income Fund invests in equity securities of domestic and foreign companies including preferred stocks and investment-grade debt instruments, and all types of foreign securities.

       The Fidelity Advisor Equity Growth Fund invests primarily in the common and preferred stock and securities convertible into the common stock of companies of all sizes with above-average growth characteristics. The Fund may also invest in foreign securities.

       The Twentieth Century Heritage Investors Fund invests primarily in common stocks of small to medium-sized companies. The Fund may also invest in the securities of foreign companies, primarily in developed markets. This fund was replaced by the AIM Value Fund, effective April 1, 1997.

       The Warburg Pincus Advisor Emerging Growth Fund invests in equity securities of small to medium-sized domestic companies with emerging or renewed growth potential. The Fund may also invest in foreign securities, investment-grade debt securities, and domestic and foreign short-term or medium-term money market obligations.

       The CIGNA International Equity Fund invests primarily in non-U.S. stocks in European, Australian and Far East stock markets. The Fund may also invest in U.S. and non-U.S. cash equivalents.

       The Fidelity Advisor Growth Opportunities Fund invests primarily in common stocks and securities convertible into common stock of companies believed to have long-term growth potential. The Fund may also invest in other securities such as preferred stocks and bonds that may produce capital growth, and securities of foreign companies.

       The Fidelity Magellan Fund invests primarily in common stocks and securities convertible into common stock. The Fund may invest in securities of domestic, foreign and multinational issuers.

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


       The AIM Value Fund invests primarily in common stocks, convertible bonds and convertible preferred stocks of undervalued companies. This fund replaced the Twentieth Century Heritage Investors Fund, effective April 1, 1997.

       The Stock Fund invests solely in Kaydon Corporation Common Stock.

       The CIGNA International Equity Fund and the Fidelity Magellan Fund are no longer investment options as of January 1, 1998. Participant balances will transfer directly to the Templeton Foreign Fund and the Fidelity Advisor Equity Growth Fund, respectively, unless participants direct otherwise. In addition, the Lazard Small Cap Portfolio Fund will be an investment option as of January 1, 1998.

       Payment of benefits - Amounts credited to an individual participant's account are distributed at termination of employment, generally as a lump sum or in installments. Distributions may be deferred until the participant reaches the age of 65 if the value of the distribution exceeds $3,500.

       Administrative expenses - Although not required to do so, the Employer paid certain administrative expenses of the Plan during 1997 and 1996. The remaining expenses were paid for out of the Plan assets by CG Trust Company.

       Voting rights - Each participant is entitled to exercise voting rights attributable to the Kaydon common shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

       Plan termination - The Company has the right to terminate the Plan at any time, although it has not expressed an intent to do so. Upon termination of the Plan, participants will become fully vested. Expenses arising from the termination would be allocated to the participants' accounts in accordance with the Plan and the Internal Revenue Code.

(3)  TRUST FUND

       A trust fund is maintained by the trustee for all purposes of the Plan;
         and the monies and other assets thereof are held, administered, invested and distributed in accordance with the terms of the Plan, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries.

(4)  RELATED PARTY TRANSACTIONS

       Plan investments include interests in mutual funds managed by Connecticut
         General Life Insurance Company (a CIGNA company). CG Trust Company (a CIGNA company) is the trustee as defined by the Plan.

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


(5)  TAX STATUS

       The Internal Revenue Service issued a determination dated April 7, 1997, stating that the Plan was in accordance with applicable plan design requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan and underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(6)  INVESTMENTS

       The fair market value of investments that represent 5% or more of the Plan's total net assets is as follows as of December 31,:

                                                                                       1997               1996
                                                                                    ----------         ----------
           CIGNA Guaranteed Short-Term Fund                                         $1,745,240         $1,904,704
           CIGNA Actively Managed Fixed Income Fund                                  1,472,887          1,303,956
           INVESCO Total Return Fund                                                   957,504            485,777
           Fidelity Growth and Income Fund                                             839,849                 --
           Fidelity Advisor Equity Growth Fund                                         577,806            254,661
           Warburg Pincus Advisor Emerging Growth Fund                                 441,220                 --
           AIM Value Fund                                                              468,332                 --
           Stock Fund                                                                1,241,655                 --

                                                                      SCHEDULE I


                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

                                 EIN: 59-3339512

                                PLAN NUMBER: 009


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997

                                                                                                     Current
     Identity of Issuer                        Description of Investment              Cost           Value
     ------------------                        -------------------------           ----------       ----------
Mutual Funds:

  *Connecticut General Life                  CIGNA Guaranteed Short-
     Insurance Company                         Term Fund, 40,322 units             $1,745,240       $1,745,240

  *Connecticut General Life                  CIGNA Actively Managed
     Insurance Company                         Fixed Income Fund,
                                               12,293 units                         1,375,763        1,472,887

  *Connecticut General Life                  INVESCO Total Return Fund,
     Insurance Company                         28,872 units                           816,408          957,504

  *Connecticut General Life                  Fidelity Growth and Income
     Insurance Company                         Fund, 18,256 units                     732,081          839,849

  *Connecticut General Life                  Fidelity Advisor Equity
     Insurance Company                         Growth Fund, 10,030 units              511,567          577,806

  *Connecticut General Life                  Warburg Pincus Advisor
     Insurance Company                         Emerging Growth Fund,
                                               10,050 units                           398,861          441,220

  *Connecticut General Life                  CIGNA International Equity
     Insurance Company                         Fund, 4,094 units                      280,065          259,698

  *Connecticut General Life                  Fidelity Advisor Growth
     Insurance Company                         Opportunities Fund,
                                               6,297 units                            328,066          374,206

  *Connecticut General Life                  Fidelity Magellan Fund,
     Insurance Company                         2,523 units                            272,640          314,762

  *Connecticut General Life                  AIM Value Fund
     Insurance Company                         12,524 units                           430,219          468,332
                                                                                   ----------       ----------
                                                                                    6,890,910        7,451,504

Common Stock:

  *Kaydon Corporation                        Stock Fund, 38,058 shares                977,124        1,241,655
                                                                                   ----------       ----------
                                                                                   $7,868,034       $8,693,159
                                                                                   ==========       ==========


* Represents a party-in-interest

                                                                     SCHEDULE II

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

                                 EIN: 59-3339512

                                PLAN NUMBER: 009


                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                           Purchases                         Sales or Maturities
                                                 ------------------------    ------------------------------------------------
          Identity of Issuer and                  Number of     Purchase      Number of                  Cost of     Net Gain
         Description of Investment               Transactions     Price      Transactions    Proceeds     Asset      (Loss)
         -------------------------               ------------  ----------    ------------    --------    --------    --------
*Connecticut General Life Insurance Company:

   CIGNA Guaranteed Short-Term Fund                   100      $  651,195          41        $870,450    $870,450     $    --

   CIGNA Actively Managed Fixed Income Fund            95         488,595          45         385,073     371,215      13,858

   INVESCO Total Return Fund                           95         480,647          31         127,762     114,495      13,267

   Fidelity Growth and Income Fund                    110         580,545          25          52,901      48,841       4,060

   Fidelity Advisor Equity Growth Fund                 97         305,883          16          32,284      29,881       2,403

   Warburg Pincus Advisor Emerging Growth Fund        102         299,561          29          68,280      64,005       4,275

   CIGNA International Equity Fund                     87         202,333          29          68,974      69,744        (770)

   Fidelity Advisor Growth Opportunities Fund          98         310,267          13          57,881      51,798       6,083

   AIM Value Fund                                      75         446,391          14          17,746      15,994       1,752

*Kaydon Corporation:

   Stock Fund                                         108       1,086,763           6          70,466      64,982       5,484



*Represents a party-in-interest


                       NOTE: This schedule was prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 to report all transactions involving securities of the same issue which, in the aggregate, exceed 5% of the net assets of the Plan at the beginning of the period.